Final Term Sheet

Filed Pursuant to Rule 433
dated June 4, 2018
Relating to
Preliminary Prospectus Supplement
dated June 4, 2018 and
Prospectus dated November 17, 2017
Registration Statement No. 333-221640

PSEG Power LLC

$700,000,000 3.850% Senior Notes due 2023

June 4, 2018

Issuer:	PSEG Power LLC
Guarantors:	PSEG Nuclear LLC PSEG Fossil LLC PSEG Energy Resources & Trade LLC
Trade Date:	June 4, 2018
Settlement Date:	June 6, 2018
Proceeds to Issuer Before Expenses:	$695,429,000
Security:	3.850% Senior Notes due 2023
Ratings*:	Baa1 (stable) by Moody’s Investor Service, Inc. BBB+ (stable) by S&P Global Ratings
Security Type:	Senior Unsecured Fixed Rate Notes
Principal Amount:	$700,000,000
Maturity Date:	June 1, 2023
Coupon:	3.850% per annum
Interest Payment Dates:	The 1st of each June and December, beginning December 1, 2018
Redemption Provisions:

At any time prior to May 1, 2023, at a price equal to the greater of (a) 100% of the principal amount of the Senior Notes being redeemed and (b) the sum of the present values of the remaining scheduled payments of principal of and interest on the Senior Notes being redeemed that would be due if the Senior Notes matured on May 1, 2023, exclusive of accrued interest to the redemption date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 20 basis points (0.200%), plus, in either case, accrued and unpaid interest to the redemption date.

At any time on and after May 1, 2023, at a redemption price equal to 100% of the principal amount of the Senior Notes being redeemed, plus accrued and unpaid interest to the redemption date.

Change of Control Provision:	If the Issuer experiences a Change of Control (as defined in the preliminary prospectus supplement), the Issuer will be required to offer to repurchase all of the Senior Notes at a price equal to 101% of the principal amount thereof, plus any accrued and unpaid interest to the repurchase date unless the Issuer has previously fully redeemed the Senior Notes.
Benchmark Treasury:	2.750% due May 31, 2023
Benchmark Treasury Yield:	2.782%
Re-offer Spread to Benchmark:	108 basis points
Re-offer Yield:	3.862%
Price to Public:	99.947% of Principal Amount
CUSIP / ISIN:	69362B BC5/US69362BBC54
Joint Book-Running Managers:	Barclays Capital Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC
Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated PNC Capital Markets LLC Wells Fargo Securities, LLC The Williams Capital Group, L.P.

*      Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

No PRIIPs KID: No PRIIPs key information document (KID) has been prepared as not available to retail in the EEA.

The Issuer and the Guarantors have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents the Issuer and the Guarantors have filed with the SEC for more complete information about the Issuer, the Guarantors and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.